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Annual Statement as to Compliance

For the Year Ended December 31, 2024 (the “Reporting Period”)

BMO COMMERCIAL MORTGAGE SECURITIES LLC,

Series 2024-5C6

Pursuant to Section 3.05 (a) of the Subservicing Agreement governing the referenced transaction, I hereby attest that:

i.        A review of the activities of Berkadia as Subservicer during the (reporting period) period, and of its performance under this Subservicing Agreement, has been made under my supervision.

ii.      To the best of my knowledge, based on such review, Berkadia as Subservicer, has fulfilled in all material respects its obligations under this Subservicing Agreement throughout the period.

Berkadia Commercial Mortgage LLC,

/s/ Mark E. McCool

Mark E. McCool

President

February 20, 2025